Filed by Enbridge Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spectra Energy Corp
(Commission File No. 1-33007)

Creating North America's Premier Energy Infrastructure Company

This fact sheet should be read in conjunction with the joint news release by Enbridge Inc. and Spectra Energy Corp dated September 6, 2016

	ENBRIDGE INC.		SPECTRA ENERGY CORP	
BUSINESS DESCRIPTION	Enbridge is a North American leader in energy delivery, transmission and distribution. Enbridge operates the world's longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas and renewable energy.		Spectra Energy is a leading pipeline and midstream company in the United States and Canada with natural gas, NGL, and crude operations including transportation, storage, gathering and processing, and distribution.	
MAJOR BUSINESS SEGMENTS	• Liquids Pipelines • Gas Distribution • Gas Pipelines and Processing • Energy Services • Green Power and Transmission		• Spectra Energy Partners (U.S. Transmission, Liquids) • Gas Distribution • Western Canada Transmission & Processing • Field Services	
KEY FINANCIAL METRICS	Nine months ended September 30, 2016	Twelve months ended December 31, 2015	Nine months ended September 30, 2016	Twelve months ended December 31, 2015
Total asset value	C $83.7 billion	C $84.5 billion	US $35.9 billion	US $32.9 billion
EBIT[1]	C $2.8 billion	C $1.6 billion	US $1.4 billion	US $1.3 billion
ACFFO[2]	C $2.8 billion	C $3.2 billion	N/A	N/A
DCF[3]	N/A	N/A	US $1.0 billion	US $1.3 billion
ASSETS				
Gas pipelines	24,800 km (15,410 miles)		19,000 miles (30,400 km)	
Natural gas storage	115 Bcf		300 Bcf	
Liquids pipelines (active)	25,446 km (15,811 miles)		1,700 miles (2,720 km)	
Natural gas processing capacity	3.8 Bcf/d		7.6 Bcf/d	
NGLs produced	107 MBbl/d		~200 MBbl/d	
Retail gas customers	2.1 million		1.4 million	
Renewable energy generation	2,200 MW (net)		N/A	

TRANSACTION SUMMARY	
Terms and value:	Stock-for-stock transaction valued at C $37 billion (US $28 billion)
Spectra Energy shareholders to receive:	0.984 Enbridge common shares for each share of Spectra Energy common stock owned
Expected timing to close:	Q1 2017
Ownership of combined company upon close:	Enbridge shareholders: ~57% Spectra Energy shareholders: ~43%
NEW COMPANY PRO FORMA	
Company name:	Enbridge Inc.
Corporate headquarters:	Calgary, Alberta
Enterprise value:	C $165 billion (US $127 billion)
Expected annual dividend growth:	10-12% through 2024, including anticipated annualized increase of 15% in 2017 post closing
ACFFO[2] payout ratio:	Expected 50-60%
LEADERSHIP AND GOVERNANCE	
Chairman:	Greg Ebel, current Spectra Energy Chairman, President and CEO
President & CEO:	Al Monaco, current Enbridge President and CEO
Board:	13 total directors: 8 designated by Enbridge; 5 designated by Spectra Energy

Transformational Transaction Resulting in Unmatched Scale, Diversity and Financial Flexiblity

Complementary Businesses With Shared Culture and Focus on Value Creation

Key Benefits of Combination

- Enhances scale and business mix
- Further strengthens low-risk business profile
- Unparalleled secured growth program
- Bolsters financial strength and funding flexibility
- Expected 10-12% annual dividend growth through at least 2024
- Best-in-class value proposition
- Generates attractive synergies

1. Spectra Energy's EBIT includes special items, which represent certain charges and credits which we believe will not be recurring on a regular basis.
2. Available Cash Flow From Operations is a non-GAAP measure. See non-GAAP measures in the Additional Information section.
3. Distributable Cash Flow is a non-GAAP measure. See non-GAAP measures in the Additional Information section.

Additional Information
Enbridge has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which was declared effective by the SEC on November 14, 2016 and which includes a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, and other documents in connection with the Transaction. The definitive proxy statement/prospectus has been sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and definitive proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Enbridge on Enbridge’s website at www.enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 1-800-481-2804 within North America and 1-403-231-5957 from outside North America, and will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Spectra Energy upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Court, Houston, TX 77056 or by calling 1-713-627-4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION OF PROXIES
This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction are included in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.
FORWARD-LOOKING INFORMATION
This fact sheet includes certain forward looking statements and information (FLI) to provide Enbridge and Spectra Energy shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this fact sheet contains FLI pertaining to, but not limited to, information with respect to the following: the Transaction; the combined company’s scale, enterprise value, total return, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO and ACFFO payout ratio; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; anticipated synergies; leadership and governance structure; and head office location.
Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO; estimated future dividends; financial strength and fiexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; infiation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labour and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.
Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this fact sheet is expressly qualified in its entirety by these cautionary statements.
NON-GAAP MEASURES
This fact sheet makes reference to non-GAAP measures, including ACFFO and DCF. ACFFO is defined as cash fiow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management of Enbridge believes the presentation of this measure gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of Enbridge. Management of Enbridge uses ACFFO to assess performance and to set its dividend payout target. DCF is defined as EBITDA plus distributions from equity investments, less earnings from equity investment, equity AFUDC, interest expense, cash effect of income taxes, distributions to non-controlling interests, maintenance capital expenditure and certain other non-cash items affecting net income. Spectra believes that the presentation of DCF provides useful information to investors, as it represents the cash generation capabilities of the company to support dividend growth.
These measures are not measures that have a standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and may not be comparable with similar measures presented by other issuers. Additional information on Enbridge’s use of non-GAAP measures can be found in Enbridge’s Management’s Discussion and Analysis (MD&A) available on Enbridge’s website and www.sedar.com. Spectra’s use of non-GAAP measures can also be found in Spectra’s Management’s Discussion and Analysis (MD&A) available on Spectra’s website and www.sec.gov.